 Frost

SBA - RESUME

NAME: Connor Nahrgang	DOB: 07/19/1996	PLACE OF BIRTH: Burnsville, MN

ADDRESS: ▮▮▮▮▮▮▮▮	DATES AT CURRENT RESIDENCE: FROM: 10/1/24	TO: Current

MOST RECENT PRIOR ADDRESS: ▮▮▮▮▮▮▮▮	FROM: 01/1/22	TO: 9/30/24

EDUCATION

NAME OF COLLEGE OR TECHNICAL TRAINING SCHOOL	LOCATION	DATES ATTENDED	DEGREE, MAJOR OR CERTIFICATION
Baylor University	Waco, TX	08/27/14 - 05/18/19	BS in Mechanical Engineering and Mathematics

MILITARY SERVICE

DATES	BRANCH	JOB DESCRIPTION	RANK AT DISCHARGE	HONORABLE AT DISCHARGE (YES/NO)
05/17/19 - Current	Army Reserve	Commander	Currently O3	Still Serving

WORK EXPERIENCE

List experience in chronological order, beginning with present employment. Emphasize accomplishments.

COMPANY NAME: Longhorn Truss LLC	EMPLOYMENT PERIOD: FROM: 06/12/21	TO: Current

DUTIES / ACCOMPLISHMENTS:

Truss design engineer. Designed and completed the roof trusses of over 200 Raising Canes around the country.
Have designed and worked on hundreds of custom homes and commercial buildings.

REASONS FOR LEAVING:
Still working

COMPANY NAME: Cricket's Bar & Grill	EMPLOYMENT PERIOD: FROM: 3/21/19	TO: 12/24/20

DUTIES / ACCOMPLISHMENTS:

Served tables and also bar tending.

REASONS FOR LEAVING:
Left to attend the Army's Basic Officer Leadership Course which I was at from 1/4/21 - 04/27/21.

Attach additional page if necessary.

R(07/19)